Change in Accounting Policy

As of November 4, 1997, in order to conform book and tax bases, the Fund began amortization of premiums on securities for book purposes. Accordingly, during the six months ended January 31, 1998, amounts have been reclassified to reflect an increase in undistributed net investment income of $1,680,358. Paid-in capital was decreased by the same amount. For bonds acquired after April 30, 1993, on disposition or maturity, accrued market discount is recognized at maturity or disposition as taxable ordinary income. Taxable ordinary income is realized to the extent of the lesser of gain or accrued market discount.